Exhibit (e)

COHEN & STEERS REAL ESTATE OPPORTUNITIES AND INCOME FUND

REINVESTMENT PLAN

The fund has a dividend reinvestment plan (the “Plan”) commonly referred to as an “opt-out” plan. Each common shareholder who participates in the Plan will have all distributions of dividends and capital gains (“Dividends”) automatically reinvested in additional common shares by Computershare Trust Company, N.A. as agent (the “Plan Agent”). Shareholders who elect not to participate in the plan will receive all Dividends in cash paid by check mailed directly to the shareholder of record (or if the shares are held in street or other nominee name, then to the nominee) by the Plan Agent, as dividend disbursing agent. Shareholders whose common shares are held in the name of a broker or nominee should contact the broker or nominee to determine whether and how they may participate in the Plan.

The Plan Agent serves as agent for the shareholders in administering the plan. After the fund declares a Dividend, the Plan Agent will, as agent for the shareholders, either (i) receive the cash payment and use it to buy common shares in the open market, on the NYSE or elsewhere, for the participants’ accounts or (ii) distribute newly issued common shares of the fund on behalf of the participants.

A.

The Plan Agent will receive cash from the fund with which to buy common shares in the open market if, on the Dividend payment date, the net asset value (“NAV”) per share exceeds the market price per share plus estimated per share fees on that date. The Plan Agent will receive the Dividend in newly issued common shares of the fund if, on the Dividend payment date, the market price per share plus estimated per share fees equals or exceeds the NAV per share of the fund on that date. The number of shares to be issued will be computed at a per share rate equal to the greater of (i) the NAV or (ii) 95% of the closing market price per share on the payment date. Per share fees include any applicable brokerage commissions the Plan Agent is required to pay.

B.

If the market price per share is less than the NAV on a Dividend payment date, the Plan Agent will have until the last business day before the next ex-dividend date for the common stock, but in no event more than 30 days after the Dividend payment date (as the case may be, the “Purchase Period”), to invest the Dividend amount in shares acquired in open market purchases. If at the close of business on any day during the Purchase Period on which NAV is calculated the NAV on Dividend payment date equals or is less than the market price per share on such day plus estimated per share fees, the Plan Agent will cease making open market purchases and the uninvested portion of such Dividends shall be filled through the issuance of new shares of common stock from the fund at the price set forth in paragraph A above.

Participants in the Plan may withdraw from the plan upon notice to the Plan Agent. Such withdrawal will be effective immediately if received prior to a Dividend record date; otherwise, it will be effective for all subsequent Dividends. When a participant withdraws from the Plan or upon termination of the Plan as provided below, whole common shares credited to his or her account under the Plan will continue to held in book-entry form be issued and a cash payment at the then current price will be made for any fraction of a common share, less any applicable fees credited to such account. If any participant elects to have the Plan Agent sell all or part of his or her shares and remit the proceeds, the Plan Agent is authorized to deduct a $15.00 transaction fee plus a per share fee of $0.10. The Plan Agent will sell such shares through a broker-dealer selected by the Agent within 5 business days of receipt of the request. The sale price will equal the weighted average price of all shares sold through the Plan on the day of the sale less the fees listed above. Participants should note that the Plan Agent is unable to accept instructions to sell on a specific date or at a specific price.

The Plan Agent’s transaction fees for the handling of reinvestment of Dividends will be paid by the fund. However, each participant will pay a per share fee of $0.03 incurred with respect to the Plan Agent’s open market purchases in connection with the reinvestment of Dividends. The automatic reinvestment of Dividends will not relieve participants of any income tax that may be payable or required to be withheld on such Dividends.

The fund reserves the right to amend or terminate the Plan. All correspondence concerning the plan should be directed to the Plan Agent at 866-227-0757 or at www.computershare.com/investor.